

November 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
Chief Executive Officer and President
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

> **Re: Seychelle Environmental Technologies, Inc.**
> **Amendment No. 5 to Form 10-SB**
> **Filed November 21, 2007**
> **Form 10-QSB f/q/e August 31, 2007**
> **Filed November 20, 2007**
> **File No. 000-29373**

Dear Mr. Palmer:

   We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

FORM 10-QSB FOR THE PERIOD ENDED AUGUST 31, 2007

Note 10 – Claim Settlement, page 14

1. We have reviewed your response to prior comment 10. Since litigation is a normal cost of business, it is unclear why you have excluded the claim settlement

line item from your operating loss subtotal. Please advise or amend your financial statements to include this line item in your operating loss subtotal. Also, revise Note 10 to clearly explain the nature of the litigation, including specifically what the legal dispute was about and how it arose.

Forward-Looking Statements, page 21

2. Please note that the safe harbor provided by the Litigation Reform Act is not available to penny stock issuers. In future filings, please do not state that your forward looking statements fall within this safe harbor.

Item 3. Controls and Procedures, page 22

3. Please revise to explain in reasonable detail the facts underlying the conclusion by your CEO and CFO that your disclosure controls are ineffective.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David Wagner (*via facsimile* 303/409-7650)
        8400 East Prentice Avenue
        Penthouse Suite
        Englewood, Colorado 80111